September 16, 2011

Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Kid Brands, Inc.
Form 10-K for Fiscal Year ended December 31, 2010 Filed March 31, 2011
Form 10-Q for Fiscal Quarter ended March 31, 2011 Filed May 10,
2011 Definitive Proxy Statement on Schedule 14A Filed June 9, 2011
Form 8-K Filed June 22, 2011
File No. 1-8681

Dear Mr. Decker and Ms. Salik:

We are in the process of completing our response to your letter dated August 9, 2011 containing comments regarding the above-referenced filings. We have previously requested an extension to your original ten-business day response deadline for a variety of reasons set forth in our letter to you dated August 16, 2011, stating therein that our response would be provided by September 16, 2011.

As discussed with Ms. Salik, however, our President and Chief Executive Officer resigned on September 12, 2011. In addition to transitional issues resulting from this event, due to the complexity of certain of the issues presented in your comment letter, and the need for specified personnel to thoroughly review our response, we respectfully request an additional extension of five business days to respond to your comment letter, such that our response will be provided by Friday, September 23, 2011.

We appreciate your support regarding the timing of this request, and continue to diligently prepare our response. Please contact me at (201) 405-2454 if you have any questions regarding the foregoing.

Sincerely,

KID BRANDS, INC.

By:	/s/ Marc S. Goldfarb
Name: Title:	Marc S. Goldfarb Senior Vice President and General Counsel